Exhibit 99.6

GUARANTY

This GUARANTY (the “Guaranty”) is entered into as of March 9, 2020, by and between Ascribe Opportunities Fund III, L.P., a Delaware limited partnership, and Ascribe Opportunities Fund III (B), L.P., a Delaware limited partnership (each, a “Guarantor” and collectively, the “Guarantors”), and NexTier Holding Co., a Delaware corporation (the “Seller”).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Purchase Agreement, dated as of even date herewith, by and among Basic Energy Services, Inc., Ascribe III Investments LLC (the “Ascribe Party”), Seller and C&J Well Services, Inc. (as may be amended from time to time, the “Purchase Agreement”).

WHEREAS, for the purpose of inducing the Seller to enter into the Purchase Agreement, the Guarantor, as the members of Ascribe Party, have agreed to guarantee the punctual payment of certain obligations of the Ascribe Party.

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Guarantors and the Seller hereby agree as follows.

SECTION 1
GUARANTY

1.1 Guaranty of Ascribe Party’s Reimbursement Obligations.  Each Guarantor, jointly and severally, unconditionally, absolutely and irrevocably guarantees the punctual performance of the Ascribe Party’s obligations under Section 7.1 of the Purchase Agreement, including the obligation to make payments required thereunder, subject to the limitations on payment contained therein (the “Guaranteed Obligation”).

1.2 Guaranty Absolute.  Except as set forth in Section 7.1 or Article IX of the Purchase Agreement, the liability of each Guarantor under this Guaranty shall be irrevocable, absolute, and unconditional, and each Guarantor hereby irrevocably waives any defenses it may now or hereafter have in any way relating to any or all of the following:

(a) any change in the time, manner, or place of payment of, or in any other term of, all or any of the Guaranteed Obligation, or any other amendment or waiver of or any consent to departure from the Purchase Agreement including, without limitation, any increase in the Guaranteed Obligation or any other modification adverse to the Guarantor;

(b) any other circumstance (including, without limitation, any statute of limitations) or any existence of or reliance on any representation by the Seller that might otherwise constitute a defense available to, or a discharge of, the Guarantor;

(c) any merger or consolidation of the Seller or the Ascribe Party or any Affiliate of any such entity;

(d) any change in the direct or indirect ownership or right to vote by the Guarantor or any other person, firm or entity of any partnership or other ownership interest of the Ascribe Party or any of its Affiliates; or

(e) any other condition, event, or circumstance which might otherwise constitute a legal or equitable discharge, release, or defense of a surety or guarantor or otherwise, or which might otherwise limit recourse against the Guarantor, it being agreed that the Guaranteed Obligation of the Guarantor hereunder shall not be discharged except by performance of the Guaranteed Obligation as herein provided, provided, however, that notwithstanding the foregoing, the Guarantors do not waive any defense available to the Ascribe Party under the Purchase Agreement, it being the intention of the parties that the liability of the Guarantors hereunder shall be the same liability the Guarantors would have if they were parties to the Purchase Agreement with rights and obligations identical to those of the Ascribe Party.

1.3 Continuing Guaranty.  This Guaranty is a continuing guaranty and (a) shall remain in full force and effect until the later of the payment in full in cash of the Guaranteed Obligation or the date on which the Seller has fully liquidated and no Guaranteed Obligation can arise, (b) shall be binding upon each Guarantor and its successors, transferees and assigns, and (c) shall inure to the benefit of and be enforceable by the Seller and its successors, transferees, and assigns.  In the event that any Guarantor transfers or assigns its obligations under this Guaranty, such Guarantor shall remain liable for the obligations of the relevant transferee(s) or assignee(s) under this Guaranty for so long as this Guaranty remains in full force and effect pursuant to clause (a) above.

SECTION 2
MISCELLANEOUS

2.1 Entire Agreement.  This Guaranty constitutes the entire agreement of the parties and supersedes any and all previous agreements between the Guarantors and the Seller, whether written or oral, respecting the subject matter hereof.  This Guaranty may not be modified or amended except by an instrument in writing signed by or on behalf of the parties hereto.  No amendment or waiver of any provision hereof and no consent to any departure by a Guarantor herefrom, will be effective unless the same is in writing and signed by the Ascribe Party and the Seller.  The Purchase Agreement may be amended, modified, or supplemented in accordance with its terms without notice to, consent of, or agreement by each Guarantor.

2.2 Multiple Guarantors.  The obligations of each Guarantor under this Guaranty shall be joint, several and independent, and this Guaranty shall be construed and enforced as though each Guarantor executed a separate guaranty on the terms set forth in this Guaranty.

2.3 Severability.  In the event that any provision or any part of any provision of this Guaranty is held to be illegal, invalid, or unenforceable, such illegality, invalidity, or enforceability shall not affect the validity or enforceability of any other provision or part thereof.

2.4 Governing Law.  This Guaranty shall be construed and enforced in accordance with the laws of the State of Delaware.

2.5 Section Headings.  The section headings in this Guaranty are included for convenience only, are not a part of this Guaranty and shall not be used in construing it.

This Guaranty is entered into for the sole and exclusive benefit of the Seller and its successors and assigns permitted under the Purchase Agreement, and no other Person shall have any rights with respect hereto.  This Guaranty may not be assigned by a Guarantor without the prior written consent of the Seller.  This Guaranty shall be binding on the successors, including the heirs, executors, administrators, and personal representatives, of each Guarantor.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

SELLER:

NEXTIER HOLDING CO.

By:	/s/ Robert Drummond
	Name:	Robert Drummond
	Title:	Chief Executive Officer

GUARANTORS:

ASCRIBE OPPORTUNITIES FUND III, L.P.

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

ASCRIBE OPPORTUNITIES FUND III(B), L.P.

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director